Potter Anderson & Corroon LLP 1313 North Market Street P.O. Box 951 Wilmington, DE 19899-0951 302-984-6000 www.potteranderson.com

July 6, 2006

Graubard Miller
The Chrysler Building
405 Lexington Avenue
New York, NY 10174-1901

Re: Fortissimo Acquisition Corp. (the “Company”)

Ladies and Gentlemen:

At your request, we have considered certain issues relating to the Restated Certificate (as defined below) and Bylaws (as defined below) of the Company. In that regard, you have requested our opinion as to whether a distribution by the Trust (as defined below) to the Public Stockholders (as defined below) will require a vote of the stockholders of the Company pursuant to Section 275 of the General Corporation Law of the State of Delaware (the “DGCL”).

For purposes of giving the opinions hereinafter set forth, we have examined only the following documents:

1. The Certificate of Incorporation of the Company filed with the Office of the Secretary of State of the State of Delaware (the “Secretary of State”) on December 27, 2005, as amended by the Amended and Restated Certificate of Incorporation filed with the Secretary of State on December 29, 2005 (as so amended, the “Certificate of Incorporation”);

2. The form of Second Amended and Restated Certificate of Incorporation of the Company (the “Amended Certificate” and, together with the Certificate of Incorporation, the “Restated Certificate”) that is attached as Exhibit 3.1 to the Registration Statement (as defined below), which form we understand and assume will be filed without any material change with the Secretary of State in connection with the IPO (as defined below);

3. The By-laws of the Company (the “Bylaws”), in the form attached as Exhibit 3.2 to the Registration Statement (as defined below), which we understand constitute the bylaws as presently in effect;

Graubard Miller
July 6, 2006

4. A registration statement on Form S-1 of the Company (the “Form S-1”) filed with the Securities and Exchange Commission (the “SEC”) on January 31, 2006, as amended by Amendment No. 1 to the Form S-1 filed with the SEC on March 14, 2006, Amendment No. 2 to the Form S-1 filed with the SEC on April 21, 2006, Amendment No. 3 to the Form S-1 filed with the SEC on May 30, 2006, and Amendment No. 4 to the Form S-1 filed with the SEC on July 3, 2006 (collectively, the “Registration Statement”), pursuant to which the Company will offer 4,000,000 units (each unit consisting of one share of the Company’s common stock, par value $.0001 (the “Common Stock”), and two warrants, each of which will entitle the holder to purchase one share of Common Stock at a price of $5.00) at a price of $6.00 per unit;

5. The form of Investment Management Trust Agreement that is attached as Exhibit 10.10 to the Registration Statement (the “Trust Agreement”), pursuant to which a portion of the proceeds of the Company’s initial public offering of securities (the “IPO”) and sale of Insider Units (as defined in the Registration Statement) will be held by the trustee in a trust account (the “Trust”) for the benefit of the Company and the holders of the Common Stock issued in the IPO (the “Public Stockholders”), which form of Trust Agreement we understand and assume will be entered into and signed without any material change by the Company and American Stock Transfer & Trust Company in connection with the IPO; and

6. A certificate of good standing for the Company dated July 6, 2006, obtained from the Secretary of State.

For purposes of this opinion we have not reviewed any documents other than the documents listed in (1) through (6) above. In particular, we have not conducted any independent investigation beyond our review of the documents listed in (1) through (6) above, and we have not reviewed any document (other than the documents listed in (1) through (6) above) that is referred to or incorporated by reference into the documents reviewed by us. We have assumed that there exists no provision in any document that we have not reviewed that is inconsistent with or that would alter our opinion stated herein. We have assumed that all documents submitted to us as originals are authentic, that all documents submitted to us as copies conform with the authentic originals and that none of the documents submitted to us have been amended, altered or changed, except as noted above. We have relied solely on the foregoing documents, the statements and information set forth therein, all of which we have assumed to be true, complete and accurate.

Based upon the foregoing, and assuming the filing of the Restated Certificate and the execution and delivery of the Trust Agreement, and subject to the assumptions, qualifications, limitations and exceptions set forth herein, we are of the opinion that a distribution by the Trust to the Public Stockholders will not require a vote of the stockholders of the Company pursuant to Section 275 of the DGCL.

Graubard Miller
July 6, 2006

The foregoing opinion is limited to (i) the laws of the State of Delaware presently in effect, excluding the securities laws thereof, (ii) present judicial interpretations of the matters described in clause (i), and (iii) the facts as they currently exist. We assume no obligation to revise or supplement this opinion if any applicable laws change after the date of this opinion by legislative action, judicial decision, or otherwise, or if we become aware of any facts that might change the opinions expressed above after the date of this opinion. We have not considered and express no opinion on the laws of any other jurisdiction, including, without limitation, federal laws and rules and regulations relating thereto.

This opinion is rendered solely for your benefit in connection with the matters set forth herein and, without our prior written consent, may not be furnished or quoted to, or relied upon by, any other person or entity for any purpose. Notwithstanding the foregoing sentence, we hereby consent to you furnishing a copy of our opinion to the Securities and Exchange Commission.

Very truly yours, /s/ Potter Anderson & Corroon LLP